Exhibit 99.5

Curaleaf Reports Third Quarter 2022 Results

Third Quarter 2022 Revenue of $340 Million, an increase of 1% sequentially and 7% YoY

Third Quarter 2022 Adjusted EBITDA(1) of $84 Million, an increase of 18% YoY

Generated $60 Million of Positive Operating Cash Flow in the Third Quarter and $71 Million in the First Nine Months of 2022

WAKEFIELD, Mass., November 7, 2022 – Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) (“Curaleaf” or the “Company”), a leading international provider of consumer products in cannabis, today reported its financial and operating results for the third quarter ended September 30, 2022. All financial information is provided in U.S. dollars unless otherwise indicated.

Third Quarter 2022 Financial Highlights (Unaudited)

($ thousands)

	Three months ended
	September 30, 2022	June 30, 2022	September 30, 2021
Total Revenue	$339,728	$337,553	$317,125
Gross profit before impact of biological assets	164,805	175,884	144,909
Gross margin before impact of biological assets	49%	52%	46%
Adjusted EBITDA(1)(2)	84,044	86,177	71,363
Net loss attributable to Curaleaf Holdings Inc.	(51,475)	(28,336)	(54,524)
Net loss per share – basic and diluted	$(0.07)	$(0.04)	$(0.08)

(1)	Represents a Non-IFRS financial measure or Non-IFRS ratio without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers.
(2)	See "Non-IFRS Financial and Performance Measures" below for definitions and more information regarding Curaleaf's use of Non-IFRS financial measures and Non-IFRS ratios. See the sections entitled “Adjusted EBITDA” below (pg. 4) for reconciliations of Non-IFRS measures to the most directly comparable IFRS measures.

Earnings Call: Monday, November 7, 2022, at 5:00 P.M. ET

Conference ID # is 10171942

Replay ID # is 9958653

U.S. Callers: +1-844-512-2926	U.S. Replay: +1-877-344-7529
International Callers: +1-412-317-6300	International Replay (Toll): +1-412-317-0088
Canadian Callers: +1-416-639-5883	Canadian Replay: +1-855-669-9658

The teleconference will be rebroadcasted starting at 7:00 P.M. ET on November 7, 2022 and will end at 7:00 P.M. ET on November 14, 2022

Boris Jordan, Founder and Executive Chairman of Curaleaf, commented, "Our record third quarter was punctuated by the close of our landmark acquisition of a majority stake in Four20 Pharma. Since quarter end, we also closed on the Tryke acquisition one I expect will further strengthen our position in Arizona, Nevada, and Utah. Despite unexpected revenue impacts in Florida and New Jersey, our revenue grew 1% sequentially, gross margin before the impact of biological assets was 49% and adjusted EBITDA was 25%. We generated $60 million in operating cash flow during the quarter, ending with $198 million in cash on the balance sheet. The fundamentals of our business remain solid, our early advantage in Europe is taking shape and we are preparing for the year ahead by looking closely at operational efficiencies and optimizing our current assets.”

Matt Darin, Chief Executive Officer of Curaleaf, stated, "In the third quarter we proved once again that Curaleaf’s diverse geographic and channel revenue mix is a key distinguishing factor driving our performance, one that allows us to withstand regional challenges and still deliver on revenue targets. I’m pleased to report that we posted our 19th quarter of consecutive retail growth, a 7% quarter-over-quarter growth in transactions, and we’re currently on pace to increase new product revenue 75% year-over-year. With a strategic focus on cost reduction, cultivation productivity and flower strain diversity, R&D, and technology investments, we delivered another record quarter with ample runway for continued success.”

Third Quarter Operating Highlights

•	Added two net new retail dispensaries in PA and Citrus Park, FL closing the quarter with 137 total locations, and serviced over 2,000 wholesale partner accounts.

•	Acquired a 55% stake in Four20 Pharma GmbH, a fully EU-GMP & GDP licensed German producer and distributor of medical cannabis, with a strategic pathway to acquire complete control of Four20 Pharma after two years of the commencement of adult-use in Germany.

•	Launched Plant Precision, a curated collection of edibles and a topical gel designed to target specific wellness categories.

•	Launched "The Farmer's Select" program, an ongoing series of limited-edition collaborations with licensed legacy farmers and diverse operators in California.

•	Began expansion of Grassroots into new states, including the introduction of Infused Pre-rolls in California.

Post Third Quarter Operating Highlights

•	Added six new retail dispensaries across Arizona, Nevada and Florida and closed one in Colorado bringing total current store count to 142.

•	Completed license transfer in IL to Deerfield location and commenced adult use sales

•	Completed the acquisition of Tryke Companies, a privately held vertically integrated, multi-state cannabis operator with retail dispensaries in Nevada and Arizona, and an extensive portfolio of processing licenses with 65,000 square feet of total canopy cultivation with capacity to expand to 80,000 square feet over the next three years.

•	Commenced adult-use sales at Curaleaf Bordentown, New Jersey location, the Company’s third and final location to sell adult-use cannabis in the Garden State.

•	Launched Find, a cannabis flower brand designed to provide consumers with high quality cannabis flower at an accessible price point. Now available in Massachusetts, Find will expand to eight additional states across the country.

•	Launched new holiday flavors for Endless Coast and X-bites product lines.

Financial Results for the Third Quarter Ended September 30, 2022

Revenue (Unaudited)

($ thousands)

	Three months ended
	September 30, 2022	June 30, 2022	September 30, 2021
Retail revenue	$259,652	$251,920	$224,543
Wholesale revenue	78,903	84,403	92,041
Management fee income	1,173	1,230	541
Total Revenue	$339,728	$337,553	$317,125

Number of retail stores	137	135	109
Wholesale accounts	2,026	2,200	2,100

Total revenue increased by 7% to $340 million during the third quarter of 2022, compared to $317 million in the third quarter of 2021. The Company’s year-over-year revenue growth primarily reflects continued growth driven by new retail store openings and commencement of adult-use in New Jersey, the acquisition of Bloom Dispensaries, the addition of new wholesale partner accounts, product launches, and the expansion of cultivation and production facilities.

Retail revenue increased by 16% to $260 million during the third quarter of 2022, compared to $225 million in the third quarter of 2021, representing 76% of total revenue. Growth in retail revenue was primarily due to strong growth across Curaleaf’s footprint and the opening of 28 new stores over the year, namely in Arizona (including the acquisition of Bloom Dispensaries), Florida, Maine, and Pennsylvania and the commencement of adult-use in New Jersey.

Wholesale revenue decreased 14% to $79 million during the third quarter of 2022, compared to $92 million in the third quarter of 2021, representing 23% of total revenue. Contraction in wholesale revenue during the quarter was largely due to continued rationalization of the Company’s wholesale business in lower margin states.

Gross profit excluding the impact of biological assets was $165 million for the third quarter of 2022, compared to $145 million in the third quarter of 2021. Gross profit margin excluding the impact of biological assets reached 48.5%, compared to 45.7% in the third quarter of 2021 largely resulting from the increase in vertically integrated products sold in our dispensaries and the mix of revenue from higher margin states.

Net Income / (Loss) (Unaudited)

($ thousands)

	Three months ended
	September 30, 2022	June 30, 2022	September 30, 2021
Total Revenue	$339,728	$337,553	$317,125
Gross profit	152,999	167,996	182,734
Income from operations	11,422	23,364	42,381
Total other expense, net	(24,340)	(6,517)	(38,955)
Income tax expense	(41,777)	(45,066)	(60,313)
Net loss	(54,695)	(28,219)	(56,887)
Less: Net (loss) income attributable to non-controlling interest	(3,220)	117	(2,363)
Net loss attributable to Curaleaf Holdings, Inc.	$(51,475)	$(28,336)	$(54,524)

For the third quarter of 2022, net loss attributable to Curaleaf Holdings, Inc. was $51 million, compared to a net loss of $55 million in the third quarter of 2021. The decrease in net loss was due to higher revenues and corresponding expense leverage partially offset by a decrease in gross profit due to an increase in unrealized fair value gain on growth of biological assets.

Adjusted EBITDA (Unaudited)

($ thousands)

	Three months ended
	September 30, 2022	June 30, 2022	September 30, 2021
Net (loss) income	$(54,695)	$(28,219)	$(56,887)
Interest expense, net	26,556	25,099	25,054
Income tax expense	41,777	45,066	60,313
Depreciation and amortization (1)	43,933	42,506	34,739
Share-based compensation	6,352	6,039	13,180
Other (income) expense	(2,216)	(18,582)	13,900
Change in fair value of biological assets	11,806	7,888	(37,825)
Other add-backs (2)	10,531	6,380	18,889
Adjusted EBITDA (3)	$84,044	$86,177	$71,363
Adjusted EBITDA Margin (3)	24.7%	25.6%	22.5%

(1)	Depreciation and amortization expense include amounts charged to cost of goods sold on the statement of profits and losses.
(2)	Other add-backs primarily include acquisition related expenses including fair market value adjustments on inventory related to acquisitions, legal fees, accounting and professional fees.
(3)	Represents a non-IFRS measure or Non-IFRS ratio. See "Non-IFRS Financial and Performance Measures" below for definitions and more information regarding Curaleaf's use of Non-IFRS financial measures and Non-IFRS ratios. The table above provides a reconciliation of Net Loss, the most comparable IFRS measure, to Adjusted EBITDA, a non-IFRS measure.

Adjusted EBITDA was $84 million for the third quarter of 2022, compared to $71 million for the third quarter of 2021. The year-over-year increase in adjusted EBITDA was primarily driven by solid revenue growth, along with an improvement in gross profit before the impact of biological assets combined with operating expense leverage. The year-over-year increase in Adjusted EBITDA margin reflects an increase in gross margin before the impact of biological assets due to a higher mix of sales from higher margin retails sales and SG&A leverage on the higher sales base.

Balance Sheet and Cash Flow

As of September 30, 2022, the Company had $198 million of cash and $599 million of outstanding debt net of unamortized debt discounts. Approximately $433 million of the outstanding debt, net of unamortized debt discounts, are senior secured notes which bear a fixed interest rate of 8.00% per annum and are not due until December 2026.

During the first nine months of 2022, Curaleaf invested $99 million net in capital expenditures mostly attributable to cultivation, processing, and retail sites development activities. The Company expects to invest approximately $125 million in capital expenditures for the full year 2022.

Shares Outstanding

As of September 30, 2022 and June 30, 2022, the Company’s weighted average subordinate voting shares outstanding amounted to 709,802,875 and 709,434,324 shares, respectively.

As of September 30, 2022 and June 30, 2022, the Company’s issued and outstanding subordinate voting shares plus multiple voting shares amounted to 710,715,124 and 710,136,421 shares, respectively.

Other

As disclosed in the Company’s Consolidated Annual Financial Statements for the year ended December 31, 2021, the Company made an immaterial restatement to the initial purchase accounting for the Select acquisition. Adjustments have been made to the comparative period financial statements presented herein, which reflect a decrease in amortization expense, as applicable. The net impact of the adjustment on the Company’s Interim Consolidated Statements of Profits and Losses for the three and nine months ended September 30, 2021, was a positive $2.4 million and $7.2 million, respectively, to Net loss attributable to Curaleaf Holdings, Inc.

Non-IFRS Financial and Performance Measures

Curaleaf reports its financial results in accordance with IFRS and uses a number of financial measures and ratios when assessing its results and measuring overall performance. Some of these financial measures and ratios are not calculated in accordance with IFRS. National Instrument 52-112 respecting Non-IFRS and Other Financial Measures Disclosure prescribes disclosure requirements that apply to the following types of measures used by Curaleaf: (i) non-IFRS financial measures; (ii) non-IFRS ratios; (iii) total of segments measures; (iv) capital management measures; and (v) supplemental financial measures. Curaleaf refers in this earning release to certain Non-IFRS financial measures and ratios such as “Adjusted EBITDA”, and “Adjusted EBITDA Margin”. Management believes that these non-IFRS and other financial measures provide useful information to investors regarding Curaleaf’s financial condition and results of operations. These measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers. These measures are presented as supplemental information and in addition to the financial measures and ratios that are calculated and presented in accordance with IFRS.

“Adjusted EBITDA” is defined by Curaleaf as earnings before interest, taxes, depreciation and amortization less share-based compensation expense and other add-backs related to business development, acquisition, financing and reorganization costs. The Company believes Adjusted EBITDA provides improved continuity with respect to the comparison of our operating performance over a period of time.

“Adjusted EBITDA Margin” is a percentage representing defined by Curaleaf as the Adjusted EBITDA divided by total revenue. We use Adjusted EBITDA Margin to facilitate a comparison of our operating performance on a consistent basis from period to period and to provide for a more complete understanding of factors and trends affecting our business.

Curaleaf considers these measures to be an important indicator of the financial strength and performance of our business. We believe the adjusted results presented provide relevant and useful information for investors because they clarify our actual operating performance, make it easier to compare our results with those of other companies and allow investors to review performance in the same way as our management. Since these measures are not calculated in accordance with IFRS, they should not be considered in isolation of, or as a substitute for, our reported results as indicators of our performance, and they may not be comparable to similarly named measures from other companies. The table provided in this press release contained in the section “Adjusted EBITDA” (pg. 4) provides reconciliations of Non-IFRS measures to the most directly comparable IFRS measures.

Consolidated Statements of Financial Position

($ thousands)

	As of
	September 30, 2022	December 31, 2021
		Audited
Assets
Current assets:
Cash and cash equivalents	$197,681	$299,329
Accounts receivable, net	62,472	64,570
Inventories, net	438,014	391,195
Biological assets	80,965	78,600
Assets held for sale	111,000	80,583
Prepaid expenses and other current assets	31,595	35,667
Current portion of notes receivable	—	2,315
Total current assets	921,727	952,259
Deferred tax asset	3,467	2,593
Notes receivable	—	842
Property, plant and equipment, net	418,190	379,720
Right-of-use assets, net	356,652	285,111
Intangible assets, net	1,151,375	1,010,008
Goodwill	673,637	605,496
Investments	3,372	4,401
Other assets	18,948	22,048
Total assets	$3,547,368	$3,262,478

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$78,739	$26,751
Accrued expenses	95,341	87,583
Income tax payable	167,269	140,019
Current portion of lease liability	24,153	19,279
Current portion of notes payable	1,940	1,966
Current contingent consideration liability	23,482	9,155
Liabilities held for sale	15,826	18,472
Other current liabilities	30,168	12,171
Total current liabilities	436,918	315,396
Deferred tax liability	332,305	299,333
Notes payable	597,182	434,123
Lease liability	400,397	298,281
Non-controlling interest redemption liability	58,239	72,140
Contingent consideration liability	3,799	28,839
Other long term liability	9,891	5,876
Total liabilities	1,838,731	1,453,988

Shareholders’ equity:
Share capital	2,239,427	2,225,940
Treasury shares	(5,208)	(5,208)
Reserves	(161,301)	(162,085)
Accumulated other comprehensive income	(32,955)	(9,996)
Accumulated deficit	(391,106)	(291,395)
Redeemable non-controlling interest contingency	(58,239)	(72,140)
Total Curaleaf Holdings, Inc. shareholders' equity	1,590,618	1,685,116
Non-controlling interest	118,019	123,374
Total shareholders’ equity	1,708,637	1,808,490
Total liabilities and shareholders’ equity	$3,547,368	$3,262,478

Consolidated Statements of Profits and Losses (Unaudited)

($ thousands, except for share and per share amounts)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Revenues:
Retail and wholesale revenues	$338,555	$316,584	$986,699	$887,961
Management fee income	1,173	541	3,656	1,689
Total revenues	339,728	317,125	990,355	889,650
Cost of goods sold	174,923	172,216	494,796	461,036
Gross profit before impact of biological assets	164,805	144,909	495,559	428,614
Realized fair value amounts included in inventory sold	(120,731)	(112,691)	(349,322)	(263,408)
Unrealized fair value gain on growth of biological assets	108,925	150,516	353,802	342,837
Gross profit	152,999	182,734	500,039	508,043
Operating expenses:
Selling, general and administrative	103,931	101,800	311,207	269,849
Share-based compensation	6,352	13,180	17,484	36,457
Depreciation and amortization	31,294	25,373	92,830	68,979
Total operating expenses	141,577	140,353	421,521	375,285
Income from operations	11,422	42,381	78,518	132,758
Other income (expense):
Interest income	32	129	101	495
Interest expense	(15,449)	(15,659)	(44,454)	(40,079)
Interest expense related to lease liabilities	(11,139)	(9,524)	(31,092)	(27,423)
Other income (expense), net	2,216	(13,901)	22,241	(11,182)
Total other expense, net	(24,340)	(38,955)	(53,204)	(78,189)
(Loss) income before provision for income taxes	(12,918)	3,426	25,314	54,569
Income tax expense	(41,777)	(60,313)	(129,985)	(133,645)
Net loss	(54,695)	(56,887)	(104,671)	(79,076)
Less: Net loss attributable to non-controlling interest	(3,220)	(2,363)	(4,875)	(4,887)
Net loss attributable to Curaleaf Holdings, Inc.	$(51,475)	$(54,524)	$(99,796)	$(74,189)

Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.07)	$(0.08)	$(0.14)	$(0.11)
Weighted average common shares outstanding – basic and diluted	709,638,533	703,545,262	709,802,875	695,830,455

Consolidated Statements of Cash Flows (Unaudited)

($ thousands, except for share and per share amounts)

	Nine months ended September 30,
	2022	2021
		(As Restated)
Cash flows from operating activities:
Net loss	$(104,671)	$(79,076)
Adjustments to reconcile loss to net cash provided (used) in operating activities:
Depreciation and amortization	127,467	95,157
Share-based compensation	17,484	36,457
Non-cash interest expense	39,748	32,872
Unrealized gain on changes in fair value of biological assets	(353,802)	(342,837)
Realized fair value amounts included in inventory sold	349,322	263,408
Impairment loss	—	6,685
(Gain) loss on retirement of asset	(2,479)	583
Gain on investment	(15,000)	—
Deferred taxes	(18,606)	(1,824)
Changes in operating assets and liabilities:
Accounts receivable	(115)	(2,283)
Biological assets	1,115	50,309
Inventories	(41,427)	(141,433)
Prepaid expenses and other current assets	(5,105)	(15,022)
Other assets	2,363	4,408
Accounts payable	48,626	(1,895)
Income taxes payable	28,112	51,769
Accrued expenses	(1,561)	15,277
Net cash provided by (used in) operating activities	71,471	(27,445)
Cash flows from investing activities:
Purchases of property, plant and equipment, net	(99,196)	(117,361)
Proceeds from sale of entity	10,577	29,828
Acquisition related cash payments, net of cash acquired	(85,733)	5,079
Amounts advanced for notes receivable, net of payments received	2,315	1,587
Net cash used in investing activities	(172,037)	(80,867)
Cash flows from financing activities:
Cash received from financing agreement	—	57,196
Proceeds from sale leaseback	45,537	23,153
Debt issuance costs	—	(681)
Minority interest buyouts	—	(1,190)
Lease liability payments	(41,202)	(40,197)
Proceeds from minority interest investment in Curaleaf International	—	84,795
Principal payments on notes payable	(198)	(6,085)
Acquisition escrow shares returned and retired	—	(7,730)
Exercise of stock options	(875)	4,061
Issuance of common shares, net of issuance costs	—	240,572
Net cash provided by financing activities	3,262	353,894
Net change in cash	(97,304)	245,582
Cash at beginning of period	299,329	73,542
Effect of exchange rate on cash	(4,344)	(1,935)
Cash at end of period	$197,681	$317,189

About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, and Grassroots provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 22 states with 142 dispensaries, 26 cultivation sites, and employs approximately 6,000 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

###

Contact Information

Investor Contact:

Curaleaf Holdings, Inc.

Camilo Lyon, Chief Investment Officer

ir@curaleaf.com

Media Contact:

Curaleaf Holdings, Inc.

Tracy Brady, SVP of Corporate Communications

media@curaleaf.com

Disclaimer

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws (collectively, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities or in the United States with the U.S Securities and Exchange Commission (“SEC”), in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “assumptions”, “assumes”, “guidance”, “outlook”, “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words and includes, among others, information regarding: its outlook for and expected operating margins, capital allocation, free flow cash and other financial results; growth of its operations via expansion, for the effects of any transactions; expectations for the potential benefits of any transactions; statements relating to the business and future activities of, and developments related to, the Company after the date of this press release, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; expectations that planned acquisitions will be completed; expectations regarding cultivation and manufacturing capacity; expectations regarding receipt of regulatory approvals; expectations that licenses applied for will be obtained; potential future legalization of adult-use and/or medical cannabis under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; and other events or conditions that may occur in the future. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on the then current expectations. Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: the available funds of the Company and the anticipated use of such funds; the availability of financing opportunities; legal and regulatory risks inherent in the cannabis industry; risks associated with economic conditions, dependence on management and currency risk; risks relating to U.S. regulatory landscape and enforcement related to cannabis, including political risks; risks relating to anti-money laundering laws and regulation; other governmental and environmental regulation; public opinion and perception of the cannabis industry; risks related to contracts with third-party service providers; risks related to the enforceability of contracts; reliance on the expertise and judgment of senior management of the Company, and ability to retain such senior management; risks related to proprietary intellectual property and potential infringement by third-parties; the concentrated voting control of the Company’s Chairman and the unpredictability caused by the capital structure; risks relating to the management of growth; increasing competition in the industry; risks inherent in an agricultural business; risks relating to energy costs; risks associated to cannabis products manufactured for human consumption including potential product recalls; reliance on key inputs, suppliers and skilled labor; cybersecurity risks; ability and constraints on marketing products; fraudulent activity by employees, contractors and consultants; tax and insurance related risks; risks related to the economy generally; risk of litigation; conflicts of interest; risks relating to certain remedies being limited and the difficulty of enforcement of judgments and effect service outside of Canada; risks related to future acquisitions or dispositions; sales by existing shareholders; limited research and data relating to cannabis; as well as those risk factors discussed under “Risk Factors” in the Company’s Annual Management, Discussion and Analysis for the fiscal year that ended December 31, 2021 (which has been filed on the Company’s SEDAR profile at www.sedar.com and on its EDGAR profile at www.sec.gov/edgar/html) and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities or in the United States with the SEC. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this press release as well as statements regarding the Company’s objectives, plans and goals, including future operating results and economic performance may make reference to or involve forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this press release. Such forward-looking statements are made as of the date of this press release. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

This news release contains future-oriented financial information and financial outlook information (collectively, “FOFI”) about the Company’s prospective results of operations, production and production efficiency, commercialization, revenue and cash on hand, all of which are subject to the same assumptions, risk factors, limitations, and qualifications as set second in the above paragraph. FOFI contained in this document was approved by management as of the date of this document and was provided for the purpose of providing further information about the Company’s future business operations. The Company disclaims any intention or obligation to update or revise any FOFI contained in this document, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that the FOFI contained in this document should not be used for purposes other than for which it is disclosed herein. The financial information reported in this news release is based on unaudited management prepared financial statements for the quarter ended September 30, 2022. Accordingly, such financial information may be subject to change. Financial statements for the period will be released and filed under the Company’s profiles on SEDAR at www.sedar.com no later than November 15, 2022. All financial information contained in this news release is qualified in its entirety with reference to such unaudited financial statements. While the Company does not expect there to be any material changes, to the extent that the financial information contained in this news release is inconsistent with the information contained in the Company’s unaudited financial statements, the financial information contained in this news release shall be deemed to be modified or superseded by the Company’s unaudited financial statements. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation for purposes of applicable securities laws.

Neither the Canadian Securities Exchange nor its Regulation Service Provider has reviewed and does not accept responsibility for the adequacy or accuracy of the content of this press release.